Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 17, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FTP 1
Vest 2-Year S&P 500(R) Deep Buffered 100 Portfolio
(the “Trust”)
CIK No. 2087889 File No. 333-291813

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.The Staff notes that in the blackline provided it appears that there is no heading for the section entitled “Risk Factors.” Please add such heading or otherwise confirm that such heading is included in the Registration Statement.

Response:The Trust confirms that the Registration Statement includes a heading for the section entitled “Risk Factors.”

2.The Staff notes some of the risk factors in the Registration Statement include the term “Risk” in the name of the risk factor, while others do not. Consider adding “risk” to the end of each listed risk factor for consistency and clarity.

Response:Pursuant to the Staff’s comment, the Trust will update the Registration Statement to add the term “Risk” to the end of each listed risk factor.

3.Starting with the risk factor entitled “Absence of an Active Market Risk,” please clarify, either by grouping under a heading (e.g., Investments in Underlying ETFs Risk) or in the name of the risk itself (see, e.g., Underlying ETF Market Risk) that the “Absence of an Active Market Risk” and the next two risk factors are Underlying ETF Risks.

Response:Pursuant to the Staff’s comment, the Trust will update the names of the above referenced risk factors to clarify that such risk factors address risks relating to the Underlying ETFs.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon